FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2003

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X #9;

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of a press release issued by Compañia de Minas Buenaventura S.A.A. (the "Company") on October 28, 2003, announcing the Company's Third Quarter, cumulative 2003 results, a cash dividend payment and to split the ADR program from two common shares per ADS, to one common share per ADS.

For Immediate Release

Compañía de Minas Buenaventura Announces

Third Quarter and Nine-Month 2003 Results

Lima, Peru, October 28, 2003 - Compañía de Minas Buenaventura S.A.A. ("Buenaventura" or "the Company") (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru's largest publicly-traded precious metals mining company, announced today its results for the third quarter and first nine-month period ended September 30, 2003. All figures have been prepared in Peruvian GAAP and are stated in Peruvian nuevos soles (S/.) and in U.S. dollars (US$) at a rate of S/3.483 per US$1,for the convenience of the reader.

Comments from the Chief Executive Officer:

Roque Benavides, Chief Executive Officer of Buenaventura stated: "This quarter Buenaventura's actual net income is S/.185.2 million or US$ 53.2 million (which represents an EPS of S/.1.46 or US$ 0.42), an increase of 49% over the third quarter of 2002. However, due to a charge of S/. 350.2 million, or US$ 100.5 million recorded in the third quarter of 2003 (as per with IAS39 for derivative instruments), the final result is a net loss of S/. 165.0 million, or US$ 47.4 million, (which represents a negative EPS of -US$ 0.37). Our operating income was S/.51.1 million or US$ 14.7 million, 27% above last year. EBITDA rose 66% to S/.392.5 million or US$ 112.7 million when compared to the third quarter of 2002.

These results were mainly due to the improvements in our operations at Orcopampa and Antapite, where gold production rose 20% to 70,631 oz. while our total average realized price of gold rose 16% to US$ 364.92/oz. au. At Yanacocha, our largest affiliate, production rose 35% to 862.393 oz. of gold for the third quarter of 2003, compared to the same quarter of 2002, and contributed with US$ 50.6 million in income from non-consolidated affiliates, an increase of 88% over the third quarter of 2002."

Financial Highlights (in millions of US$, except income per share):
	3Q03	3Q02	Var.%	9M03	9M02	Var.%
Operating Revenues	61.2	49.8	23	167.7	131.7	27
Operating Income	14.7	11.5	28	139.6	140.8	0.85
EBITDA (BVN Direct Operations)	23.4	16.2	44	59.1	37.1	59
EBITDA (including Yanacocha)	112.7	65.8	71	268.9	146.7	83
Net Income	(47.4)	35.6	-133	31.9	64.3	-50.4
EPS	-0.37	0.28	-132	0.25	0.51	-51.0
EPS (without Mark to market effect)	0.42	0.28	50	0.90	0.51	76.5

Operating Highlights:
	3Q03	3Q02	Var.%	9M03	9M02	Var.%
Total Sales	51.5	43.3	19	143.9	116.3	24
Average Realized Price Gold(US$/oz.)	364.9	315.9	16	354.45	305.01	16
Average Realized Price Silver(US$/oz.)	4.88	4.78	2	4.74	4.71	-

Operating Revenue

Operating revenue for the third quarter of 2003 reached S/.213.1 million, or US$ 61.2 million, a 23% increase compared to the 3Q2002, mainly due to a 19% increase in net sales and a 51% increase in royalty income.

For the nine-month period, operating revenue increased 27% to S/.583.9 million, or US$ 167.7 million. This was a result of a 24% increase in net sales and a 54% increase in royalties.

Net sales grew 19% in 3Q2003 versus 3Q2002, mainly driven by a 35% increase in the value of gold sales, due to a 17% increase in ounces sold and a 16% increase in the price of gold.

For the nine-month period, net sales rose 24%, explained by a 43% increase in the value of gold sales, due to a 23% increase in ounces sold and a 16% increase in the price of gold.

Sales Content
	3Q03	3Q02	Var%	9M03	9M02	Var%
Gold (in oz)	81,021	69,363	17	233,302	189,317	23
Silver (in oz)	2,930,188	2,791,858	5	8,339,391	8,569,450	-3
Lead (in MT)	6,088	5,001	22	18,188	15,698	16
Zinc (in MT)	13,022	14,802	-12	39,102	37,706	4

Royalty income also increased 51% for the three-month period and 54% for the nine-month period, due to higher sales in Yanacocha.

Production and Operating Costs

Buenaventura's equity production during the 3Q2003, reached 76,957 oz of gold and 3,009,736 oz of silver, representing an increase of 18% in gold production and a 3% increase in silver production.

Equity Production
	3Q03	3Q02	Var%	9M03	9M02	Var%
Gold (in oz)	76,957	65,210	18	214,185	188,008	14
Silver (in oz)	3,009,736	2,913,442	3	8,811,145	8'828,377	-
Lead (in MT)	3,282	3,246	1	9,983	9,634	4
Zinc (in MT)	5,759	7,131	-19	18,356	22,269	-18

In Orcopampa (100%), total production value in 3Q2003 was US$14.5 million an increase of 43.5% compared to 3Q2002, due to a 15% increase in gold production (46,625 oz in 3Q2003) and the 16% increase in the price of gold.

Cash operating cost in 3Q2003 was US$185.18/oz. au., an increase of 11% compared to 3Q2002. Higher services to support additional exploration and development, which include US$ 3.34/oz due to Raise Boring works, explains the US$ 7.00/oz increase. Additionally, while the Cyanidation Plant is under construction, Orcopampa is selling higher volumes of ore concentrates that explains the US$ 6.6/oz.

In Uchucchacua (100%), total production value was US$10.5 million in 3Q2003, an increase of 18% compared to 3Q2002, due to a 5% increase in silver production (2,464,264 oz in 3Q2003) and the 7% increase in the price of silver.

Cash operating cost in 3Q2003 was US$ 2.92 /oz au, a 7% decrease compared to the 3Q2002, due to higher silver production.

In Antapite (78%), total production value in 3Q2003 was US$8.5 million, an increase of 52% compared to 3Q2002, due to a 32% increase in gold production (24,006 oz in 3Q2003) and the 16% increase in the price of gold.

Cash operating cost in 3Q2003 was US$142.37/oz au, an 8% decrease compared to 3Q2002, due to higher gold production.

In Ishihuinca (78%), total production value in 3Q2003 was US$ 2.3 million, an increase of 60% compared to 3Q2002, due to a 39% increase in gold production (6,406 oz in 3Q2003) and the 16% increase in the price of gold.

Cash operating cost in the 3Q2003 was US$ 217.4/oz au., a decrease of 4% compared to 3Q2002, due to higher gold production.

In Shila (100%), total production value in the 3Q2003 was US$ 2.1 million, a decrease of 7.5% compared to 3Q2002, due to a 15% decrease in gold production (4,700 oz in 3Q2003) and the 16% increase in the price of gold.

Cash operating cost in the 3Q2003 was US$221.9/oz au., an increase of 4% compared to the 3Q2002, due to lower gold production.

In Colquijirca (32.77%), total production value in the 3Q2003 was US$8.47M, an increase of 4.3% compared to 3Q2002, due mainly to improved metal prices and to a 8.8% increase in lead production (5,463ST in the 3Q2003) plus a 5.7% increase in silver production (640,985 oz in the 3Q2003). This increase production value is despite a 15% decrease in zinc production (14,856ST in 3Q2003).

Cash operating cost in 3Q2003 was US$ 22.95/MT., a 17% increase compared 3Q2002, basically due to excess overburden stripping costs.

Operating Expenses

General and administrative expenses in 3Q2003 increased 82% to US$ 4.2 million due to a US$ 3.8 million provision for the Long-Term Management Compensation Program.

Expenditures in non-operating areas during 3Q2003 increased 80% to US$ 3.9 million due to higher expenditures in new prospects in Huancavelica, and in La Zanja and Poracota Projects.

Operating Income

Operating income reached S/.51.1 million or US$ 14.7 million in 3Q2003, a 27% increase compared to 3Q2002. This was primarily a result of the 23% increase in operating revenues, due to higher sales and metal prices, while operating costs increased only 7%.

For the nine-month period, operating income increased 63% reaching S/. 139.6 million, or US$ 40.1 million.

Income from Non-Consolidated Affiliates

(See Chart A (page 7) for % ownership)

Buenaventura's income from Non-Consolidated Affiliates reached S/.176.3 million or US$ 50.6 million in 3Q2003, an increase of 88% compared to 3Q2002, mainly attributable to the participation in Yanacocha.

In Yanacocha (43.65%) total gold production increased 35% to 862.393 oz (376.434 oz of which represent Buenaventura's share), compared to the third quarter of 2002.

Total cash cost in the 3Q2003 was US$123/oz.Au, a 2% decrease compared to the same period of 3Q2002, due to the higher production level, reached basically explained by higher grades and according to mining plans.

Net Income

This quarter Buenaventura reported a net loss of S/.165.0 million, or US$47.3 million, representing a 133% decrease compared to 2Q2002, due to a charge for mark to market value variation of S/.350.2million or US$100.5 million, accordingly with IAS39, for derivative instruments.

Net income, excluding this mark to market value variation charge, was S/.185 million or US$ 53.2 million for 3Q2003, which represents a 49% increase over the net income of the 3Q2002.

Earnings per ADS, considering mark to market value variation for 3Q2003 were US$ -0.74, compared to US$ 0.56 in the 3Q2002.

Earnings per ADS, excluding mark to market value variation for 3Q2003 were US$ 0.84, compared to US$ 0.56 in the 3Q2002.

Hedging Operations

During the 3Q2003 the Company reported a loss of S/. 7.1 million, or US$ 2 million, as a result of the execution of 83,000oz of gold and 750,000oz of silver.

More detailed information may be found in the Hedge Book for the quarter located at www.buenaventura.com under "Press Releases".

Project Development

In Uchucchacua, the new Mine Shaft "Luz" began operations in August. This shaft goes from level 450 to level 120, and will help to facilitate the extraction and development of the lower levels of the mine. The Paton tunnel development is progressing according to schedule with less than 600 meters remaining in the drilling, and is expected to be completed in December. This tunnel will help the drifting process, reducing the cost of pumping water from the lower levels.

In Orcopampa, the Cyanidation Plant will start operations on December, increasing total recovery from 86.5% to 92.0%. This will allow recovery of up to 200,000 ounces per year, at the same tonnage mined level. As part of this new Cyanidation circuit, Orcopampa is building a new tailing dump, of which the first stage will be finished at the end of November, and completed during the year 2004.

Other Highlights

On August 28th 2003 the Company announced the appointment of Mr. Felipe Ortiz-de-Zevallos (56) as new Board Member, replacing Mr. Victor de la Torre who unfortunately passed away on August 7th. He will serve also as a member of both the Compensation and Audit Committees.

Mr. Felipe Ortiz-de-Zevallos is an Industrial Engineer from The National Engineering University (UNI), Lima, Peru, with a M.S. in Administration and Information Technology from the University of Rochester. He completed the Owner/President Management Program at Harvard Business School. Among his various academic and entrepreneurial he is the founder and chairman of "Grupo Apoyo", a prestigious think tank in Peru.

Board Resolutions

On today's meeting, October 28, 2003, the Board of Directors passed the following resolutions:

To declare a cash dividend of S/. 0.3282 per share, (as per today's exchange rate equals US$ 0.094 per share), to be paid on November 27, 2003, to shareholders who purchase shares until November 17, 2003, with a record date of November 20, 2003.

To split the ADR program from two common shares per ADS, to one common share per ADS. The new ratio of one common share per ADS will be applicable from November 12, 2003, onward.

* * *

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru's largest, publicly-traded precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly-owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates three mines in Peru and also has controlling interests in four mining companies as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a joint venture with Newmont Mining Corporation) and is one of the ten top metal producers in the World.

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company's and Yanacocha's costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries' plans for capital expenditures, estimates of reserves and Peruvian political, economical and legal developments. These forward-looking statements reflect the Company's view with respect to the Company and Yanacocha's future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

Statistics and Supplemental Information

Equity Participation in Affiliates and Subsidiaries
	BVN	Operating
	Equity %	Mines
Minera Yanacocha	43.65	Yanacocha
Sociedad Minera El Brocal*	32.42	Colquijirca
Inversiones Mineras Del Sur*	78.06	Antapite / Ishihuinca
Cedimin*	100.00	Shila / Paula
Buenaventura Ingenieros*	100.00	-
Consorcio Energetico de Huancavelica*	100.00	-

* Consolidates

BVN PRODUCTION SUMMARY
	GOLD PRODUCTION
	Three Months Ended September 30th				Nine Months Ended September 30th
	Orcopampa		Antapite		Orcopampa		Antapite
	2002	2003	2002	2003	2002	2003	2002	2003

Tons Milled DST	85,872	104,719	30,470	45,069	260,069	292,669	89,199	110,514
Average Ore Grade OZ/ST	0.55	0.51	0.64	0.58	0.52	0.53	0.65	0.60
Average Recovery Rate %	86.17%	86.71%	92.80%	92.13%	86.06%	86.24%	93.31%	91.26%
Ounces Produced	40,682	46,625	18,215	24,006	116,866	133,641	54,475	60,907

	SILVER PRODUCTION
	Three Months Ended September 30th				Nine Months Ended September 30th
	Uchucchacua		Colquijirca		Uchucchacua		Colquijirca
	2002	2003	2002	2003	2002	2003	2002	2003

Tons Milled DST	188,649	192,297	342,367	357,199	562,174	558,785	976,740	1,056,063
Average Ore Grade OZ/ST	18.42	19.00	3.60	3.23	18.75	19.12	2.94	3.59
Average Recovery Rate	67.32%	67.43%	56.01%	55.04%	67.54%	67.46%	52.84%	55.83%
Ounces Produced	2,338,941	2,464,264	689,859	635,277	7,118,522	7,206,699	1,518,955	2,118,096

	ZINC PRODUCTION
	Three Months Ended September 30th				Nine Months Ended September 30th
	Uchucchacua		Colquijirca		Uchucchacua		Colquijirca
	2002	2003	2002	2003	2002	2003	2002	2003

Tons Milled DST	188,649	192,297	342,367	357,199	562,174	558,785	976,740	1,056,063
Average Ore Grade %	1.43%	1.37%	6.47%	5.40%	1.59%	1.44%	5.86%	5.81%
Average Recovery Rate %	67.10%	58.33%	79.09%	77.04%	67.89%	57.84%	76.06%	78.26%
ST Produced	1,804	1,532	17,511	14,856	6,070	4,660	43,542	48,037

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets

As of December 31, 2002 (audited) and September 30, 2003 (unaudited)
	2002	2003	2003
	S/(000)	S/(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	90,532	267,752	76,874
Trade and other accounts receivable, net	85,693	102,023	29,292
Accounts receivable from affiliates	30,624	42,518	12,207
Inventories, net	74,318	73,016	20,964
Current portion of prepaid taxes and expenses	30,823	39,773	11,419
	__________	__________	__________
Total current assets	311,990	525,082	150,756

Long-term account receivable	8,958	5,500	1,579
Prepaid taxes and expenses	13,217	6,653	1,910
Investments in shares	1,180,828	1,322,661	379,748
Property, plant and equipment, net	368,903	371,885	106,771
Development costs and mineral lands, net	110,005	117,221	33,655
Deferred stripping costs	39,387	48,071	13,802
Mining concessions, net	173,568	161,495	46,367
	__________	__________	__________
Total assets	2,206,856	2,558,568	734,588
	___________	___________	___________
Liabilities and shareholders' equity, net

Current liabilities
Bank loans	43,773	32,488	9,328
Trade accounts payable	36,300	32,061	9,205
Accounts payable to affiliates	22	22	6
Other current liabilities	63,928	88,322	25,359
Current portion of long-term debt	17,172	22,382	6,426
	__________	__________	__________
Total current liabilities	161,195	175,275	50,324

Derivative instruments	-	721,925	207,271
Deferred income tax and workers' profit sharing	17,443	18,994	5,453
Long-term debt	113,193	94,397	27,102
	__________	__________	__________
Total liabilities	291,831	1,010,591	290,150
	__________	__________	__________
Minority interest	44,917	64,037	18,386
	__________	__________	__________
Shareholders' equity, net
Capital stock	610,042	610,042	175,148
Investment shares	1,650	1,650	474
Additional paid-in capital	544,648	544,648	156,373
Legal reserve	76,954	88,845	25,508
Retained earnings	645,138	198,194	56,903
Cumulative translation adjustment	6,954	(11,672)	(3,351)
Unrealized gain on investments in shares carried at fair value	-	67,511	19,383
Treasury shares	(15,278)	(15,278)	(4,386)
	__________	__________	__________
Total shareholders' equity	1,870,108	1,483,940	426,052
	__________	__________	__________
Total liabilities and shareholders' equity, net	2,206,856	2,558,568	734,588
	__________	__________	__________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income (unaudited)
	For the three-month period ended September 30,			For the nine-month period ended September 30,
	__________________________________			__________________________________
	2002	2003	2003	2002	2003	2003
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)
Operating revenues
Net sales	150,855	179,380	51,502	405,037	501,235	143,909
Royalty income	22,362	33,729	9,684	53,788	82,692	23,742
	___________	___________	___________	___________	___________	___________
Total revenues	173,217	213,109	61,186	458,825	583,927	167,651
	___________	___________	___________	___________	___________	___________
Costs of operation
Operating costs	69,546	71,670	20,577	199,266	215,704	61,931
Depreciation	10,456	10,567	3,034	29,342	29,757	8,543
Exploration and development costs in operational mining sites	17,375	21,899	6,287	47,087	58,009	16,655
	___________	___________	___________	___________	___________	___________
Total costs of operation	97,377	104,136	29,898	275,695	303,470	87,129
	___________	___________	___________	___________	___________	___________
Gross margin	75,840	108,973	31,288	183,130	280,457	80,522
	___________	___________	___________	___________	___________	___________
Operating expenses
General and administrative	17,841	32,539	9,342	51,158	70,983	20,380
Exploration costs in non-operational mining areas	7,507	13,513	3,880	18,535	36,575	10,501
Sales	5,742	6,379	1,831	17,172	17,530	5,033
Royalties	4,641	5,455	1,566	10,785	15,749	4,522
	___________	___________	___________	___________	___________	___________
Total operating expenses	35,731	57,886	16,619	97,650	140,837	40,436
	___________	___________	___________	___________	___________	___________
Operating income	40,109	51,087	14,669	85,480	139,620	40,086
	___________	___________	___________	___________	___________	___________
Other income (expenses)
Share in affiliated companies	93,673	176,251	50,603	165,413	349,030	100,210
Loss from change in the fair value of derivative instruments	-	(350,186)	(100,541)	-	(289,852)	(83,219)
Realized gain (loss) in derivative instruments	10,299	(7,070)	(2,030)	35,732	(4,841)	(1,390)
Interest income	2,091	1,796	516	6,345	4,543	1,304
Gain (loss) from exposure to inflation	(2,976)	410	118	(6,133)	(2,004)	(575)
Interest expense	(4,196)	(1,601)	(460)	(11,964)	(5,831)	(1,674)
Amortization of mining concessions	(5,100)	(3,969)	(1,140)	(13,528)	(11,908)	(3,419)
Loss from sale of subsidiary's shares	-	-	-	(6,658)	-	-
Other, net	4,447	(4,002)	(1,149)	417	(2,051)	(589)
	___________	___________	___________	___________	___________	___________
Total other income (expenses), net	98,238	(188,371)	(54,083)	169,624	37,086	10,648
	___________	___________	___________	___________	___________	___________
Income (loss) before income tax, workers' profit sharing and minority interest	138,347	(137,284)	(39,414)	225,104	176,706	50,734
Workers' profit sharing	(85)	(1,213)	(348)	(794)	(1,595)	(457)
Income tax	(6,286)	(13,012)	(3,736)	(17,499)	(26,948)	(7,736)
	___________	___________	___________	___________	___________	___________
Income (loss) before minority interest	131,976	(151,509)	(43,498)	236,811	148,163	42,541
Minority interest	(7,962)	(13,515)	(3,880)	(12,917)	(37,237)	(10,691)
	___________	___________	___________	___________	___________	___________
Net income (loss)	124,014	(165,024)	(47,378)	223,894	110,926	31,850
	___________	___________	___________	___________	___________	___________
Basic and diluted earnings (loss) per share, stated in Peruvian Nuevos Soles and U.S. dollars	0.97	(1.30)	(0.37)	1.76	0.87	0.25

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows (unaudited)
	For the three-month period ended September 30,			For the nine-month period ended September 30,
	_________________________________			_________________________________
	2002	2003	2003	2002	2003	2003
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)

Operating activities
Collection from customers	143,834	173,403	49,786	403,348	494,867	142,081
Collection of dividends	-	160,140	45,978	-	251,135	72,103
Collection of royalties	15,688	23,143	6,645	46,784	70,786	20,323
Collection of interest	4,240	1,754	504	8,482	5,661	1,625
Payments to suppliers and third parties	(68,868)	(72,916)	(20,936)	(194,623)	(217,980)	(62,584)
Payments to employees	(24,676)	(29,798)	(8,555)	(86,334)	(90,263)	(25,915)
Payments of exploration expenditures	(20,421)	(28,372)	(8,146)	(52,670)	(78,875)	(22,646)
Payments of income tax	(5,519)	(16,379)	(4,703)	(16,047)	(36,025)	(10,343)
Payments of royalties	(6,989)	(4,846)	(1,391)	(12,873)	(16,216)	(4,656)
Payments of interest	(5,748)	(695)	(200)	(11,518)	(7,370)	(2,116)
	________	________	________	________	________	________
Net cash provided by operating activities	31,541	205,434	58,982	84,549	375,720	107,872
	________	________	________	________	________	________
Investing activities
Proceeds (payments) from derivative instruments settled, net	10,299	(7,070)	(2,030)	35,732	(4,841)	(1,390)
Proceeds from sale of plant and equipment	-	42	12	-	1,048	301
Purchase of plant and equipment	(16,040)	(16,323)	(4,686)	(42,479)	(37,655)	(10,811)
Development expenditures	(7,742)	(8,564)	(2,459)	(18,629)	(21,858)	(6,276)
Purchase of investments in shares	-	(355)	(102)	(13,590)	(1,853)	(532)
	________	________	________	________	________	________
Net cash used in investing activities	(13,483)	(32,270)	(9,265)	(38,966)	(65,159)	(18,708)
	________	________	________	________	________	________

Net cash used in financing activities	(5,868)	(76,533)	(21,974)	(34,496)	(133,341)	(38,284)
	________	________	________	________	________	________
Net increase in cash during the period	12,190	96,631	27,743	11,087	177,220	50,880
Cash at beginning of period	85,110	171,121	49,131	86,213	90,532	25,994
	________	________	________	________	________	________
Cash at period-end	97,300	267,752	76,874	97,300	267,752	76,874
	________	________	________	________	________	________
Reconciliation of net income (loss) to net cash provided by operating activities
Net income (loss)	124,014	(165,024)	(47,378)	223,894	110,926	31,850
Add (deduct)
Loss from change in the fair value of derivative instruments	-	350,186	100,541	-	289,852	83,219
Share in affiliated companies, net of dividends received	(93,673)	(16,111)	(4,625)	(165,413)	(97,895)	(28,107)
Gain on sale of plant and equipment	(55)	-	-	(1,852)	(910)	(261)
Long-term officers' compensation (*)	395	13,124	3,768	436	20,612	5,918
Depreciation	11,393	11,334	3,254	30,446	31,349	9,000
Loss (gain) from exposure to inflation	2,976	(410)	(118)	6,133	2,004	575
Amortization of development costs in operational mining sites	4,460	5,819	1,671	12,952	14,320	4,111
Amortization of mining concessions	5,100	3,969	1,140	13,528	11,908	3,419
Net cost of retired plant and equipment	1,202	-	-	2,654	2,362	678
Minority interest	7,962	13,515	3,880	12,917	37,237	10,691
Deferred income tax and workers' profit sharing	125	664	191	3,362	1,551	445
Loss on sale of investments in shares	-	-	-	6,658	-	-
Net changes in assets and liabilities accounts
Decrease (increase) of operating assets -
Trade and other accounts receivable	(21,708)	(15,546)	(4,463)	(58,081)	(18,327)	(5,262)
Inventories	(792)	4,318	1,240	1,106	2,181	626
Prepaid taxes and expenses	(3,758)	6,654	1,910	(1,532)	(2,386)	(685)
Deferred stripping costs	(1,663)	(2,543)	(730)	(11,798)	(8,684)	(2,493)
Increase (decrease) of operating liabilities -
Accounts payable	(4,437)	(4,515)	(1,299)	9,139	(20,380)	(5,852)
	________	________	________	________	________	________

Net cash provided by operating activities	31,541	205,434	58,982	84,549	375,720	107,872
	_________	_________	_________	_________	_________	_________

(*) This provision, which covers until the year 2012, corresponds to a long-term compensation program granted by the Company to certain officers, as further explained in Note 14 to the 2002 consolidated financial statements.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: October 29, 2003